UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number: 001-38177

Clementia Pharmaceuticals Inc.

(Translation of registrant’s name into English)

1000 de la Gauchetiere Street West, Suite 1200
Montreal, Quebec, Canada H3B 4W5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS FURNISHED AS PART OF THIS FORM 6-K

A press release dated April 18, 2019.

Exhibits

99.1 – Press Release dated April 18, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLEMENTIA PHARMACEUTICALS INC.

Date: April 18, 2019	By:	/s/ Steve Forte
		Name:	Steve Forte
		Title:	Chief Financial Officer